Exhibit 99.2

FORMULA SYSTEMS (1985) LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 20, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Asaf Berenstin and Maayan Ben David and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Formula Systems (1985) Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Wednesday, June 17, 2026, at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, on Monday, July 20, 2026 at 2:00 p.m. (local time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges the availability to him, her or it of the Notice and Proxy Statement relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTIONS ARE INDICATED WITH RESPECT TO ANY OF PROPOSALS 1 THROUGH 6, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED BY THE ABOVE-DESIGNATED PROXIES “FOR” THAT PROPOSAL, AS RECOMMENDED BY THE COMPANY’S BOARD OF DIRECTORS. THIS PROXY WILL FURTHERMORE BE VOTED AS THE ABOVE-DESIGNATED PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FORMULA SYSTEMS (1985) LTD.

JULY 20, 2026

Please date, sign and mail your proxy card in the
envelope provided as soon as possible.

☐ Please detach along perforated line before mailing. ☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH
OF THE PROPOSALS BELOW.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

PROPOSAL	FOR	AGAINST	ABSTAIN
1.To re-elect Mr. Marek Panek to the Company’s board of directors (the “Board”), to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified.	☐	☐	☐

2.To re-elect Mr. Rafal Kozlowski to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified.	☐	☐	☐

3. To re-elect Mr. Itay Meroz to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified.	☐	☐	☐

4. To re-elect Ms. Karolina Rzonca-Bajorek to the Board, to hold office until our next annual general meeting of shareholders and until her successor is duly elected and qualified.	☐	☐	☐

5. To re-elect Ms. Gabriela Żukowicz to the Board, to hold office until our next annual general meeting of shareholders and until her successor is duly elected and qualified.	☐	☐	☐

6. To approve the re-appointment of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, or BDO Israel, as our independent registered public accounting firm for the year ending December 31, 2026 and the additional period until our next annual general meeting of shareholders, and to authorize the Board and/or its audit committee to fix their compensation.	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.